Exhibit 99.1

Secoo Reports Unaudited First Quarter 2019 Results

BEIJING, June 13, 2019 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Highlights for First Quarter 2019:

•                  GMV1 reached RMB2,206.5 million (US$328.8 million) for Q1 2019, representing an increase of 97.1% from RMB1,119.5 million for Q1 2018.

•                  Total number of orders2 was 647.6 thousand for Q1 2019, representing an increase of 111.6% from 306.1 thousand for Q1 2018.

•                  Number of active customers3 increased by 89.6% to 305.0 thousand for Q1 2019 from 160.9 thousand for Q1 2018.

•                  Total revenues reached RMB1,175.4 million (US$175.1 million) for Q1 2019, increasing by 46.5% from RMB802.5 million in Q1 2018.

•                  Gross margin was 21.1% for Q1 2019, compared to 16.4% in Q1 2018.

•                  Net income was RMB15.8 million (US$2.4 million) for Q1 2019.

•                  Non-GAAP net income4 was RMB19.3 million (US$2.9 million) for Q1 2019.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

2 Total orders refer to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.

4 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “We continue to deliver shareholder value with improvement in key performance metrics of the business during the first quarter of 2019. Specifically, we achieved 97.1% growth in GMV and 89.6% growth in the number of active customers, both on a year-over-year basis, fueling a 46.5% increase in total revenues compared to the first quarter of 2018. Regarding the successful implementation of management strategy, our investment in our brand, technology and supply chain, is paying off and we are encouraged by the significant progress achieved not only in expanding the breadth of Secoo’s omni-channel boutique lifestyle platform, but also in delivering meaningful user base and sales growth.

“The first quarter of 2019 was a constructive quarter for Secoo as we successfully carried forward our core business strategy. Leveraging both online and offline capabilities in the buildout of China’s leading premium lifestyle platform, we’re committed to broadening our brand relationships and improving customer experience, curating the luxury lifestyle while maintaining our industry leadership,” Mr. Li concluded.

“Our first quarter results get the year off to a strong start with solid GMV and revenue growth, further demonstrating the sustained consumer interest in our premium lifestyle offerings,” said Mr. Shaojun Chen, Chief Financial Officer of Secoo. “During the quarter, we realized total revenues of RMB1,175.4 million, exceeding our guidance, with impressive growth across all business streams. As merchandise gross margin increased, and revenue from Marketplace and other services continued to ramp, gross profit margin in the first quarter of 2019 jumped up 470 basis points to 21.1% from 16.4% in the same quarter of last year. We continued our positive momentum on the bottom line, delivering net profit for the eleventh consecutive quarter. Our performance in the quarter gives us strong confidence in our growth prospects.”

Recent Developments

•                  From the first quarter of 2019 to date, Secoo continued direct collaboration efforts, adding over 220 brands to its platform. Notably, Secoo has entered into a contract with the Prada Group to offer Prada and Miu Miu products beginning in June of this year following Prada’s strategy based on distribution control and brand image protection. Other direct brand partnerships include Fossil, Ralph Lauren, Dsquared, Just Cavalli, Guidi, Marie Mercié, etc.

•                  During the first quarter, Secoo added over 40 brands to its authorized portfolio of global prestige line of beauty products. In particular, Cha Ling’s limited-edition line, as well as the exclusive launch of a limited co-branded line between TONYMOLY and MOSCHINO during Women’s day, produced excellent sales results while adding to our followers.

•                  In March 2019, Secoo showcased at AWE 2019 (Appliance World Expo 2019) in alliance with a number of high-end digital and home appliance brands, including highly sought-after brands such as SONY, GOOVIS, GoPro, JmGO, and more.

•                  In April 2019, Secoo collaborated with top fashion blogger and luxury shopper “Becky” to host the first of Secoo Bloggers Thematic Shows, Becky’s Choice lifestyle show, which launched its grand opening at Secoo’s offline retail center in Beijing. This event was the first stop of Secoo Bloggers Thematic Shows, in partnership with key opinion leader in the fashion space, designed to bring the boutique lifestyle experience of domestic fashion bloggers to broader high-profile shopper demographics.

•                  During the first quarter, Secoo redesigned its Discovery Channel, adding new interactive features such as topics, events, review and comments. Secoo also introduced the Discovery Channel at Secoo Mall mini program in order to broaden user engagement. These upgrade efforts increased user time spent and user stickiness on Secoo’s platform.

•                  In April 2019, Secoo formed a strategic collaboration with CÉ LA VI, a luxury catering and entertainment brand featured with pubs, lounges and restaurants, to jointly develop offline high-end lifestyle market by leveraging each party’s core strengths.

•                  In April 2019, the White Paper on Digital Marketing Trends for Online Luxury Consumers was released at the 2019 Second China Luxury Retail Innovation International Summit. This is the third consecutive year that Secoo cooperated with Tencent on developing insights into high-profile consumers.

First Quarter 2019 Financial Results

GMV increased by 97.1% to RMB2,206.5 million (US$328.8 million) for the first quarter of 2019, from RMB1,119.5 million for the first quarter of 2018.

Total number of orders increased by 111.6% to 647.6 thousand for the first quarter of 2019 from 306.1 thousand for the first quarter of 2018.

Total revenues for the first quarter of 2019 increased by 46.5% to RMB1,175.4 million (US$175.1 million) from RMB802.5 million in the first quarter of 2018, primarily attributable to the continuous expansion of our operation, our lush offerings of merchandise and service combined with our creative and effective marketing activities driving the growth in our total active customers and total number of orders served during the period.

Cost of revenues increased by 38.2% to RMB927.2 million (US$138.2 million) for the first quarter of 2019 from RMB670.7 million for the first quarter of 2018. The increase of cost of revenues was lower than the increase of total revenues, mainly due to the improvement of our purchasing bargaining power and the increase in the proportion of platform service business in total revenues.

Operating expenses increased by 109.0% to RMB226.8 million (US$33.8 million) for the first quarter of 2019 from RMB108.5 million for the first quarter of 2018.

Fulfillment expenses increased by 72.1% to RMB45.6 million (US$6.8 million) for the first quarter of 2019 from RMB26.5 million for the first quarter of 2018. The increase was primarily attributable to the increase in sales volume, including the third-party payment commission and freight paid, as well as the increased staff compensation and benefits during the period.

Marketing expenses increased by 95.3% to RMB111.9 million (US$16.7 million) for the first quarter of 2019 from RMB57.3 million for the first quarter of 2018. The increase was primarily due to the increase in marketing promotions both online and offline, as well as the increase in staff compensation and benefits expenses.

Technology and content development expenses increased by 30.5% to RMB23.1 million (US$3.4 million) for the first quarter of 2019 from RMB17.7 million for the first quarter of 2018. The increase was primarily due to the continuous investment in the technology department.

General and administrative expenses increased by 560.0% to RMB46.2 million (US$6.9 million) for the first quarter of 2019 from RMB7.0 million for the first quarter of 2018. The increase was primarily attributable to a recovery of a receivable previously charged off in the first quarter of 2018, and the increase in professional fee, staff compensation and benefits during the period.

Income from operations was RMB21.4 million (US$3.2 million) for the first quarter of 2019, compared with RMB23.3 million for the first quarter of 2018. Operating profit decreased by 8.2% in the first quarter of 2019, compared with the first quarter of 2018, due to the combined impact of revenue growth, higher gross margin and the increase of operating expenses.

Non-GAAP income from operations for the first quarter of 2019 was RMB24.9 million (US$3.7 million), compared to RMB31.9 million for the first quarter of 2018.

Income tax expenses were RMB6.7 million (US$1.0 million) in the first quarter of 2019, compared to RMB10.5 million for the first quarter of 2018.

Net income was RMB15.8 million (US$2.4 million) for the first quarter of 2019, compared to RMB25.9 million for the first quarter of 2018.

Non-GAAP net income, which excludes share-based compensation expenses, was RMB19.3 million (US$2.9 million) in the first quarter of 2019, compared to RMB34.5 million in the first quarter of 2018.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the first quarter of 2019 was RMB14.2 million (US$2.1 million), compared to RMB25.7 million for the first quarter of 2018.

Basic and diluted net income per share were RMB0.56 (US$0.08) and RMB0.54 (US$0.08), respectively, for the first quarter of 2019, compared to basic and diluted net income per share of RMB1.02 and RMB0.97, respectively, for the first quarter of 2018. Basic and diluted net income per ADS were RMB0.28 (US$0.04) and RMB0.27 (US$0.04), respectively, for the first quarter of 2019, compared to basic and diluted net income per ADS of RMB0.51 and RMB0.49, respectively, for the first quarter of 2018.

Non-GAAP basic and diluted net income per share were RMB0.70 (US$0.10) and RMB0.68 (US$0.10), respectively, for the first quarter of 2019, compared to RMB1.35 and RMB1.30, respectively, for the first quarter of 2018.  Non-GAAP basic and diluted net income per ADS were RMB0.35 (US$0.05) and RMB0.34 (US$0.05), respectively, for the first quarter of 2019, compared to RMB0.68 and RMB0.65, respectively, for the first quarter of 2018.

Cash and Restricted Cash

As of March 31, 2019, the Company had cash and restricted cash of RMB779.1 million (US$116.1 million).

Second Quarter 2019 Guidance

The Company currently expects total revenues for the second quarter of 2019 to be in the range of RMB1.47 billion and RMB1.57 billion, which would represent an increase of approximately 20.5% to 28.7% on a year-over-year basis.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 13, 2019 (8:00 PM Beijing/Hong Kong Time on June 13, 2019).

The dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437

International:	+65-6713-5090

Hong Kong:	+852-3018-6771

China:	400-620-8038

Conference ID:	5794283

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 20, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong:	+852-3051-2780

China:	400-632-2162

Replay Access Code:	5794283

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and dilutive net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance.  We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7112 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of March 29, 2019.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
Revenues:
Merchandise sales	776,367	1,123,871	167,461
Marketplace and other services	26,126	51,516	7,676
Total revenues	802,493	1,175,387	175,137
Cost of revenues	(670,673)	(927,157)	(138,151)
Gross profit	131,820	248,230	36,986
Operating expenses:
Fulfillment expenses	(26,530)	(45,648)	(6,802)
Marketing expenses	(57,301)	(111,852)	(16,666)
Technology and content development expenses	(17,657)	(23,105)	(3,443)
General and administrative expenses	(7,034)	(46,242)	(6,890)
Total operating expenses	(108,522)	(226,847)	(33,801)
Income from operations	23,298	21,383	3,185
Other income/(expenses):
Interest expense, net	(1,380)	(23,691)	(3,530)
Foreign currency exchange gains	5,379	893	133
Others	9,112	23,887	3,559
Income before income tax	36,409	22,472	3,347
Income tax expenses	(10,500)	(6,674)	(994)
Net income	25,909	15,798	2,353
Income attributable to redeemable non-controlling interest	297	417	63
Income/(loss) attributable to non-redeemable non-controlling interest	(58)	968	144
Net income attributable to Secoo Holding Limited	25,670	14,413	2,146
Accretion to redeemable non-controlling interest redemption value	—	(243)	(36)
Accretion to preferred share redemption value	—	—	—
Net income attributable to ordinary shareholders of Secoo Holding Limited	25,670	14,170	2,110

Net income/(loss) per share
— Basic	1.02	0.56	0.08
— Diluted	0.97	0.54	0.08

Net income/(loss) per ADS
— Basic	0.51	0.28	0.04
— Diluted	0.49	0.27	0.04

Weighted average number of shares outstanding used in computing net income/(loss) per share
— Basic	25,280,058	25,122,199	25,122,199
— Diluted	26,372,402	26,095,951	26,095,951

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
Assets
Current assets
Cash	1,034,385	688,736	102,625
Time deposits	68,632	—	—
Restricted cash	89,222	87,586	13,051
Investment in equity security	26,032	—	—
Accounts receivable	119,580	101,881	15,181
Inventories	1,712,740	1,981,942	295,319
Advances to suppliers	429,219	460,536	68,622
Prepayments and other current assets	133,551	211,429	31,504
Amount due from related parties	13,284	13,760	2,050
Total current assets	3,626,645	3,545,870	528,352

Non-current assets
Property and equipment, net	56,698	66,670	9,934
Intangible Asset and goodwill	32,680	52,235	7,783
Restricted cash	2,800	2,800	417
Investment in equity investees	2,859	5,154	768
Deferred tax assets	51,214	62,234	9,273
Operating lease right-of-use assets	—	38,580	5,749
Other non-current assets	19,030	18,250	2,719
Total non-current assets	165,281	245,923	36,643
Total assets	3,791,926	3,791,793	564,995

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	134,324	133,923	19,955
Accounts payable	498,579	421,607	62,821
Amount due to related parties	1,564	20,269	3,020
Advances from customers	66,954	32,200	4,798
Accrued expenses and other current liabilities	352,714	363,356	54,142
Deferred revenue	62,478	66,496	9,908
Total current liabilities	1,116,613	1,037,851	154,644

Non-current liabilities
Long-term borrowings, excluding current portion	1,151,560	1,132,761	168,787
Long-term liabilities	14,240	51,819	7,721
Non-current operating lease liabilities	—	24,769	3,691
Total non-current liabilities	1,165,800	1,209,349	180,199
Total liabilities	2,282,413	2,247,200	334,843

Mezzanine Equity
Redeemable non-controlling interest	7,587	8,247	1,229
Total mezzanine equity	7,587	8,247	1,229

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 shares issued and 18,550,770 shares outstanding as of December 31, 2018 and March 31, 2019, respectively)	126	126	19

Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2018 and March 31, 2019, respectively)	41	41	6

Treasury Stock (517,454 Class A ordinary shares as of December 31, 2018 and March 31, 2019, respectively, at cost)	(71,018)	(71,018)	(10,582)

Accumulated losses	(1,280,753)	(1,266,583)	(188,727)
Additional paid-in capital	2,839,342	2,842,861	423,600

Accumulated other comprehensive loss	(6,373)	(99)	(15)
Total equity attributable to ordinary shareholders	1,481,365	1,505,328	224,301
Non-redeemable non-controlling interest	20,561	31,018	4,622
Total equity	1,501,926	1,536,346	228,923
Total liabilities, mezzanine equity and equity	3,791,926	3,791,793	564,995

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,
	2018	2019
	RMB	RMB	US$
Income from operations	23,298	21,383	3,185
Add:
Share-based compensation expenses	8,553	3,519	524

Non-GAAP income from operations	31,851	24,902	3,709

Net Income	25,909	15,798	2,354
Add:
Share-based compensation expenses	8,553	3,519	524

Non-GAAP net income	34,462	19,317	2,878

Net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	25,670	14,170	2,110
Add:
Share-based compensation expenses	8,553	3,519	524

Non-GAAP net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	34,223	17,689	2,634

Non-GAAP net income per shares:
Basic	1.35	0.70	0.10
Diluted	1.30	0.68	0.10

Non-GAAP net income per ADS:
Basic	0.68	0.35	0.05
Diluted	0.65	0.34	0.05

Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	25,280,058	25,122,199	25,122,199
— Diluted	26,372,402	26,095,951	26,095,951